FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: **333-59558**

ATLANTIC CITY ELECTRIC TRANSITION FUNDING LLC
(Exact name of registrant as specified in its charter)
P.O. Box 15597
Wilmington, DE 19850
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Transition Bonds
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)		Rule 12h-3(b)(1)(i)	
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)	
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)	
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)	
		Rule 15d-6	**X**

Approximate number of holders of record as of the certification or notice record date: _____95_____

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic City Electric Transition Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 14, 2005   By: /s/ James P. Lavin _____
                                              James P. Lavin
                                              Chief Financial Officer